Exhibit 99.1

Buyback Committee to consider closure of the Buyback

Infosys®
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<u>TO ALL STOCK EXCHANGES</u>

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

February 10, 2023

Dear Sir/Madam,

<u>Sub: Buyback Committee to consider closure of the Buyback</u>

This is in furtherance of (i) our letter dated October 13, 2022 disclosing the outcome of the meeting of the board of directors of the Company ("**Board**"), held on the same day, that approved, amongst other things, the buyback by the Company of its equity shares of face value of ₹ 5 each ("**Equity Shares**") from the members of the Company (other than the promoters, the promoter group and persons in control of the Company) payable in cash, for an amount aggregating up to ₹ 9,300 crore (Rupees Nine Thousand Three Hundred Crore only) ("**Maximum Buyback Size**") at a price not exceeding ₹ 1,850/- (Rupees One Thousand Eight Hundred and Fifty only) per Equity Share ("**Maximum Buyback Price**") ("**Buyback**"); and (ii) our letter dated December 6, 2022 regarding submission of the public announcement dated December 5, 2022 ("**Public Announcement**") in relation to the Buyback.

In this regard, we would like to inform you that the Buyback Committee of the Company will, on February 13, 2023, consider proposals, including but not to limited to, the closure of the Buyback, pursuant to the terms of the Public Announcement, in view of the fact that the Company has utilized 99.9999993% of the Maximum Buyback Size (excluding transaction costs). Further, the outcome of these considerations will be duly disseminated to the stock exchanges in accordance with the applicable provisions of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended.

This is for your information and records.

Yours sincerely,
For **Infosys Limited**

SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Digitally signed by SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Date: 2023.02.10 18:48:52 +05'30'

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com